UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

BARRIER THERAPEUTICS, INC.
(Name of Subject Company)
BARRIER THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06850R108
(CUSIP Number of Class of Securities)

Alfred Altomari
Chief Executive Officer
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Steven M. Cohen
Andrew P. Gilbert
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6604
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 8.	ADDITIONAL INFORMATION
Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals”:
“As previously indicated, Parent advised the Company that it would file a Premerger Notification and Report Forms under the HSR Act with the Antitrust Division and the FTC in connection with the purchase of Shares in the Offer. Each of Parent and the Company made such HSR filing on July 11, 2008. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., eastern time, on July 28, 2008.
On July 29, 2008, the Company issued a press release announcing that the required waiting period under the HSR Act with respect to the Offer and the Merger has expired. A copy of the press release is attached as Exhibit (a)(5)(E) and is incorporated into this document by reference.”

ITEM 9.	EXHIBITS
Item 9 is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(E) Press Release, dated July 29, 2008, of the Company regarding expiration of the HSR waiting period.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRIER THERAPEUTICS, INC.
By:	/s/ Alfred Altomari
	Name:	Alfred Altomari
	Title:	Chief Executive Officer

Dated: July 29, 2008